Exhibit 99.7

Satyam’s Acquisition of Citisoft

•	Accelerates the pace for industry-wide transformation by targeting $1 Billion in operational efficiencies for the Global Investment Management Industry

•	Firmly positions Satyam as a significant global player in business and technology consulting services arena for the Investment Management Industry

Hyderabad (India), April 21, 2005: Satyam Computer Services Limited (NYSE: SAY), today announced the strategic acquisition of Citisoft, a highly specialized business and systems consulting firm that has focused exclusively on the Investment Management industry since 1986. With multi-national operating presence in London, Boston and New York, Citisoft has built an enviable reputation as a specialist investment management consulting firm with one of the largest concentration of business consulting expertise in the world. The consideration for the acquisition consists of a guaranteed payment of $23.2m payable over a 3-year period and an additional performance based payment of up to $15.5m, to be paid over a 3-year period.

Satyam is a Rs. 3521 crore global IT solutions provider with operations in 46 countries and over 20,000 employees, offering to the global market a comprehensive range of technology services ranging from application development and maintenance services to managed infrastructure services. Citisoft will operate as a subsidiary of Satyam and be a part of Satyam’s Financial Services Group (FSG) which has made significant progress and has been at the forefront of business transformation initiatives over the past two years across the entire value chain in the Securities and Capital Markets Industry ranging from the leading buy-side firms, sell-side firms, stock exchanges, settlement and clearing firms and market data and research firms. A few of FSG’s strategic clients were instrumental in introducing Citisoft to Satyam and recommending a strategic relationship between the two organizations with the clear anticipation that they would significantly benefit from the resulting synergy.

In the gamut of the Securities Industry, which had a total IT services spend of $71bn (according to Tower Group) world wide in 2004, approx 10% of this (=$7bn) comes from the Investment Management segment of the Industry which is a $35 Trillion market in itself. Reversing an earlier trend, technology spend in the Investment Management Industry is now beginning to outpace the rest of the Industry and is expected to maintain that momentum over the next four years. Industry trends in this sector are compelling a significant number of firms to outsource and thus increase operational

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efficiencies from their front to back office operations. Equally important has been the growing need for utilizing technology as an enabler for driving business transformation within this industry. Given the explicit need for very high levels of maturity in understanding this niche and complex market segment, prior to this acquisition, there was no single service provider that could meet the end-to-end business and technology needs of this industry.

“The acquisition is destined to enable Satyam to build a unique position and global footprint in the Financial Services sector and, we believe, the power of the brand, network and market experience will create precisely the mix we need. Both the companies share tremendous synergies in corporate values and client focus which will serve as a further springboard for enhancing our focus in business transformation”, commented Mr. B Ramalinga Raju, Founder & Chairman – Satyam.

Commenting on the strategic acquisition Mr. Ram Mynampati, President, Commercial and Healthcare Businesses of Satyam said, “Our accelerated growth and prestigious client base within the securities industry demonstrate our ongoing commitment to enable industry-wide transformation in that Industry. With Citisoft’s world-class expertise and our global delivery capabilities, we are now in a position to effectively deliver a comprehensive and qualitative suite of solutions that will enable us to target for $1 Billion in cost savings through driving operational efficiencies over a five year period for this Industry.”

Jonathan Clark, Founder and Executive Director of CITISOFT commented, “Our 1000 man years of deep investment management domain expertise, combined with the breadth and scale of Satyam’s truly global technology integration capabilities, makes this a truly landmark deal for the global securities industry and for our enhanced client base. We can now offer an unrivalled value proposition that covers everything from full-scale business transformation to back-office support at a great value. We are excited about becoming an integral part of Satyam and playing a key role in the industry’s evolution and establishing Satyam as a market leader in this industry. The successful closure of this acquisition represents new and exciting opportunities for our clients, our employees as well as for the future of the Industry.”

Steve Buckridge, Chief Development Officer for Investment Banking and Asset Management, Bear Stearns & Co, said, “We have a very important partnership with Satyam and we greatly value the technology expertise that they bring to the table. We have high regards for the strong domain skills that CITISOFT has provided to Bear Stearns Asset Management and hence as a common client for both organizations, we introduced the two organizations to each other as we see immense value in the combined synergy that the two organizations will provide to leading global asset management firms like Bear Stearns. We look forward to taking advantage of this synergistic and integrated value proposition to accelerate Bear Stearns Asset Management’s speed to market”.

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About Satyam:
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 20,000 highly-skilled professionals in Satyam work onsite, offsite, offshore and near shore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve over 370 global companies, of which 144 are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 46 countries, across six continents. For more information visit us at: www.satyam.com

About Citisoft
Citisoft is a specialist consulting firm that focuses solely on investment management. With a client base of more than 75% of the top 50 global asset managers, Citisoft is the foremost supplier of strategic planning and business consulting services to the institutional and private wealth investment management sector.

Established in 1986, Citisoft has the largest pool of investment management expertise of any consulting firm. Citisoft combines analysis, planning and project management methodologies with expert knowledge of asset management business models, processes and technology.

Citisoft has a high degree of specialization in areas including straight-through processing, client reporting, performance measurement, decision support, order management, trade execution and outsourcing administration and custody. Sena also has a division that is dedicated to providing consulting services for transfer agency. For more information please visit us at: www.citisoft.com

Langham Capital were the financial advisors to Satyam on this transaction.

For clarifications write to us at Corporate_Communications@Satyam.com

Or contact our global PR representatives at:

India	Rajesh, rajesh@perfectrelations.com, +91 40 55319862, +91 98490 42184

Europe	Priti Thakker, priti_thakker@satyam.com, +1 973 753 1858, +1 973 997 1149

US	Ivette Almeida, Ivette.almeida@annemcbride.com, +1 212 983 1702 ext 209, +1 201 232 0128

Asia-Pacific	Norkiah Natassia Noor, norkiah@wer1.net, +65 6737 4844, +65 9735 9439

Safe Harbor:
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended December 31, 2004 furnished to the United States Securities Exchange Commission on February 14, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov

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